Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Smart Eye Technology, Inc.
107 Technology Parkway
Peachtree Corners, GA 30092
www.getsmarteye.com

Up to $1,069,950.00 in Common Stock at $35.00
Minimum Target Amount: $9,975.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Smart Eye Technology, Inc.
Address: 107 Technology Parkway, Peachtree Corners, GA 30092
State of Incorporation: GA
Date Incorporated: January 11, 2018

Terms:

Equity

Offering Minimum: $9,975.00 | 285 shares of Common Stock
Offering Maximum: $1,069,950.00 | 30,570 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $35.00
Minimum Investment Amount (per investor): $315.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Smart Eye Technology, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 10 shares of Common Stock at $31.80 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $318. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Smart Eye Technology, Inc. is an all in one document privacy and file sharing platform. Smart Eye allows only authorized users to access documents through the use of biometrics such as face, voice, and fingerprint recognition. Smart Eye also uses continuous facial recognition to ensure that the authorized recipient is the only person who can view documents on their screen at all times. The Company is a remote work solution that helps companies share files privately with team members. In other words, companies are able to keep documents such as HR salary documents, finanancial data, and other private data out of the hands of people that should not have access to that data.

Competitors and Industry

Smart Eye Technology is a unique all-in-one solution encompassing secure end-to-end encrypted file sharing, encrypted chat messaging, screen privacy protection, document access and digital rights management, and e-signatures all utilizing our suite of advanced biometric authentications.

The largest Smart Eye competitors are Dropbox for file sharing, Docusign for e-signature, and WhatsApp for private chat. Smart Eye has an advantage over competitors because we use continuous facial recognition to verify users at all times, preventing unauthorized access to files. This is one of the competitive advantages of the Smart Eye Technology Platform. The company focuses on large enterprise, medium size and small business as a target market. The business model is a SaaS business model that charges a range between $21.99-$29.99 per seat depending on the size of the organization.

ID R&D is a competitor has been snapped up by Mitek in a $49 million deal, with the latter saying the former's voice and face biometrics and passive liveness detection enable it to secure the entire transaction lifecycle. ID R&D will continue to operate under its own brand, as well as building its technology into Mitek's solutions. (Source: https://www.biometricupdate.com/202106/four-biometrics-acquisitions-in-a-week-highlighted-by-id-rd-trueface-deals)

The global document management services market size was USD 34.21 billion in 2019 and is projected to reach USD 57.56 billion by 2027, exhibiting a CAGR of 6.9% during the forecast period. (Source: Fortune Business Insights)

Current Stage and Roadmap

The Smart Eye Technology Platform currently consists of a mobile app, desktop app, and control panel. The Company is looking to add private chat, groups, and on-boarding to Smart Eye for employers, as well as a password vault that is protected by biometrics. The timeline is within the first 6 months of the new year.

The Team

Officers and Directors

Name: Dexter Caffey

Dexter Caffey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 28, 2018 - Present
  Responsibilities: To manage the day to day operations of the company.

Other business experience in the past three years:

- **Employer:** Caffey Investment Group, Inc.
  Title: CEO
  Dates of Service: October 30, 1998 - January 25, 2021
  Responsibilities: Day to day operations of the company

Name: Allison Toich

Allison Toich 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Corporate Secretary
  Dates of Service: February 10, 2018 - Present
  Responsibilities: Taking notes for the corporate board during meetings. Receives a salary of $90k.

- **Position:** Human Resources
  Dates of Service: February 10, 2018 - Present
  Responsibilities: Allison is in charge of keeping employee records and maintaining their benefits

Other business experience in the past three years:

- **Employer:** Caffey Investment Group, Inc.
  Title: secretary
  Dates of Service: October 15, 2017 - December 20, 2021
  Responsibilities: Allison organized all of the companies documents for customers and also corporate documents

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any investment purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or

operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a document privacy and file sharing platform. Our revenues are therefore dependent upon that market.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose

subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Smart Eye Technology, Inc. was formed on Jan. 11, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Smart Eye Technology, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is

possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Smart Eye Technology, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Smart Eye Technology, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dexter Caffey	500,201	Common Stock	35.4

The Company's Securities

The Company has authorized Common Stock, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 30,570 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,412,973 outstanding.

Voting Rights

1 vote per 1 share.

Material Rights

The total amount outstanding includes 217,200 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 82,800 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $300,000.00
Maturity Date: April 15, 2023
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: At any time after the date of issuance of this Note and prior to the payment in full of this Note, Holder may convert Outstanding Indebtedness to a number of common equity shares equal to the Outstanding Indebtedness divided by the Conversion Price.

Material Rights

The conversion share price is set at $35 per share - no set discount %.

Convertible Note

The security will convert into Financing securities and the terms of the Convertible Note are outlined below:

Amount outstanding: $20,000.00
Maturity Date: December 31, 2022
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Upon liquidation event or event of default

Material Rights

$25 per share conversion price

$100,000,000 target valuation

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5,432,984.00
  Number of Securities Sold: 1,112,973
  Use of proceeds: Marketing, R&D, Legal, Employee salaries
  Date: May 20, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $20,000.00
  Use of proceeds: Company operations
  Date: December 23, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $300,000.00
  Use of proceeds: Company operations
  Date: April 15, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The following discussion is based on our CPA reviewed but unaudited financial statements.

Revenue

As of December 31, 2020, the Company had yet to generate revenue related to the customer use of its platform. The Company started offering a free version of its smartphone application in 2019 but had not yet begun charging its customers for the use of that app as of the end of 2020. The Company ended 2019 and 2020 with customers having downloaded and using the free version of its app. The Company expects to begin generating revenue from the use of its platform during 2021.

Cost of Sales

Cost of sales in 2020 and 2019 were $23,321 and $13,844, respectively. The increase is proportionate with the increase of downloads and use of the free version of the Smart Eye app during those years.

Gross Margins

During 2020 and 2019, the Company generated no gross margin as it had yet to generate revenue.

Expenses

From 2019 to 2020, total operating expenses increased from $1,340,764 to $2,395,795. This increase was primarily due to two factors: increased corporate personnel and increased research and development activity, each of which contributed $577,558 and $314,976, respectively. The increase of corporate personnel related to various aspects of the day-to-day operations of the business and the research and development related to further developing the platform for release.

Historical results and cash flows:

The following discussion is based on our CPA reviewed but unaudited financial statements and may be subject to change.

Historical use of cash:

In 2019 and 2020, the Company primarily used its cash for (a) further research and development of the Smart Eye platform for use for multiple use cases including but not limited to Consumer to Consumer, Business to Business and Business to Consumer and (b) for building out the Company's corporate support structure to support the future sales expected of the platform.

In 2019 and 2020, the Company primarily funded its operations by raising cash from investors. During 2020, the Company also received $300,000 in cash from a vendor in order to integrate that vendor's technology into the Company's platform.

Expected future sources and uses of cash:

In 2021, the Company expects to continue to have the major uses of cash be similar to 2019 and 2020. The Company also expects to have marketing expenses increase in its proportional use of funds for 2021.

In 2021, the Company expects to continue to primarily fund its operations through equity investments. It does also expect to begin producing cash flows from revenue related of the use of its platform. The Company expects that the cash flows from revenue relating to the use of its platform to be minimal in 2021 and also expects that the cash flows from revenue will increase substantially during 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 31, 2021, the company had $35,800 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to ramping up company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign in order to fund operations, but this raise is critical to enable the aggressive growth timeline we would like for our Company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company currently has, 97% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of $1,069,974.60.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

This would increase our current runway by 1 to 2 months. Our current burn rate has been approximately $200k per month and is typically composed of the following:

- $58,000 - Personnel Expenses

- $40,000 - Marketing & Advertising

- $7,000 - Facility Expenses

- $7,000 - General & Administrative

- $9,000 - Travel

- $10,000 - Professional Fees

- $65,000 - Research & Development

How long will you be able to operate the company if you raise your maximum funding goal?

This would increase our current runway by 5 to 6 months. If we raise the maximum, our burn rate would increase to $250k per month.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, we have individual investors that have expressed interest in investing in the Company.

Indebtedness

- **Creditor:** Various former shareholders
  Amount Owed: $97,474.00
  Interest Rate: 5.5%
  Maturity Date: December 17, 2021

- **Creditor:** Convertible Note - JC
  Amount Owed: $20,000.00
  Interest Rate: 6.0%
  Maturity Date: December 23, 2020
  Converts at $25/share at the choice of the Company. Conversion amount includes Principal + Accrued Interest.

- **Creditor:** PPP Loan
  Amount Owed: $56,250.00
  Interest Rate: 1.0%
  Maturity Date: May 19, 2022
  Debt can be forgiven upon a successful application to the SBA.

- **Creditor:** First Georgia Premium Financing
  Amount Owed: $10,295.26
  Interest Rate: 7.0%
  Maturity Date: August 15, 2021

- **Creditor:** Significant Investor - DJI
  Amount Owed: $300,000.00
  Interest Rate: 10.0%
  Maturity Date: April 15, 2023
  Convertible at a pre-determined price per share.

Related Party Transactions

- **Name of Entity:** Vikisense
  Names of 20% owners: Amos Romano, Aviram Siboni, and Segev Sagi
  Relationship to Company: >5% Shareholder
  Nature / amount of interest in the transaction: Vikisense holds 6.2% of the Company's shares on a fully diluted basis.

Material Terms: Vikisense performs R&D work for the Company, is a shareholder and also earns royalties off the Company's revenue. The royalties range from 5% to 7.5% depending on the volume of revenue.

Valuation

Pre-Money Valuation: $49,454,055.00

Valuation Details:

Smart Eye Technology, Inc. determined its pre-money valuation based on the following factors:

- The Company is led by Dexter Caffey who has had several major publicly traded companies as clients in his previous investment firm that he ran for over 20 years.

- The Company has developed a secure end-to-end encrypted platform for file sharing, encrypted chat messaging, screen privacy protection, document access and digital rights management, and e-signatures, all utilizing our suite of advanced biometric authentications. The Company currently has a mobile app, desktop app, and a control panel on the market.

- The Company has a patent pending on the product and have a extremely one of a kind technology utilizing a biometric platform that two major publicly traded companies are currently testing out.

- The global document management services market size was valued at $34.21 billion in 2019 and is projected to reach $57.56 billion by 2027. (Source: Fortune Business Insights)

- ID R&D is a competitor has been snapped up by Mitek in a $49 million deal, with the latter saying the former's voice and face biometrics and passive liveness detection enable it to secure the entire transaction lifecycle. ID R&D will continue to operate under its own brand, as well as building its technology into Mitek's solutions. (Source: https://www.biometricupdate.com/202106/four-biometrics-acquisitions-in-a-week-highlighted-by-id-rd-trueface-deals)

The Company set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The Company has one class of stock. In making this calculation, we have assumed that all outstanding options are exercised and any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $320,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,975.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  70.0%
  To continue the Research and Development that we have worked on for several years to improve our technology.

- *Research & Development*
  26.5%
  To continue the Research and Development that we started from the last several years in order to perfect our technology

If we raise the over allotment amount of $1,069,950.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  I would focus on marketing the business to the enterprise market place that we are focused on at the moment.

- *Working Capital*
  24.0%
  I would use the funds to higher new employees in sales to generate income for the the business for SMB and the Enterprise market

- *Research & Development*
  30.0%
  I would focus on developing our product so that we can meet the demands of Enterprises that will become customers of Smart Eye.

- *Operations*
  20.0%
  I would use the remaining to provide support for the companies that we are servicing and to improve on our services.

- *Legal*
  2.5%
  I would spend money on legal in order to stay up to date on technologies that would keep us in compliance a certain global standards

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.getsmarteye.com (It will be posted under Investors Section.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/smart-eye-technology

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Smart Eye Technology, Inc.

[See attached]

Smart Eye Technology, Inc. (the "Company") a Georgia Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Smart Eye Technology, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 15, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	70,134	132,315
Prepaid Expenses	96,681	-
Security Deposit	4,050	-
Total Current Assets	170,864	132,315
Non-current Assets		
Furniture & Fixtures, Computer Equipment & Software, net of Accumulated Depreciation	21,279	-
Intangible Assets: Patent Application Fees, net of Accumulated Amortization	81,059	37,000
Total Non-Current Assets	102,338	37,000
TOTAL ASSETS	273,202	169,315
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	21,006	-
Insurance Policy Payable	10,295	-
PPP Loan	56,250	-
Total Current Liabilities	87,551	-
Long-term Liabilities		
Subscription Payable	192,500	100,000
Note Payable	92,800	36,666
Accrued Interest - Note Payable	4,674	-
Convertible Note	20,000	-
Total Long-Term Liabilities	309,974	136,666
TOTAL LIABILITIES	397,526	136,666
EQUITY		
Additional Paid in Capital	3,732,906	1,717,818
Treasury Stock	(92,800)	(36,667)
Accumulated Deficit	(3,764,429)	(1,648,502)
Total Equity	(124,324)	32,649
TOTAL LIABILITIES AND EQUITY	273,202	169,315

Statement of Operations

	Year Ended December 31, 2020	2019
Revenue	-	-
Cost of Revenue	23,321	13,844
Gross Profit	(23,321)	(13,844)
Operating Expenses		
Advertising and Marketing	236,737	140,305
General and Administrative	1,200,324	582,020
Research and Development	909,976	595,000
Rent and Lease	43,625	23,439
Depreciation	5,134	-
Total Operating Expenses	2,395,795	1,340,764
Operating Income (loss)	(2,419,117)	(1,354,608)
Other Income		
Integration Payments	300,000	-
Other	10,111	-
Total Other Income	310,111	-
Other Expense		
Interest Expense	4,743	-
Other	2,178	181
Total Other Expense	6,921	181
Provision for Income Tax	-	-
Net Income (loss)	(2,115,927)	(1,354,789)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(2,115,927)	(1,354,789)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	5,134	-
Equity-based Compensation	191,546	
Accounts Payable	21,006	-
Insurance Policy Payable	10,295	-
Prepaid Expenses	(96,681)	-
Security Deposit	(4,050)	-
Other Receivables from Shareholders	-	250,067
Accrued Interest - Note Payable	4,674	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	131,925	250,067
Net Cash provided by (used in) Operating Activities	(1,984,002)	(1,104,722)
INVESTING ACTIVITIES		
Computer Equipment & Software	(24,979)	-
Furniture & Fixtures	(1,434)	-
Patent Application Fees	(44,059)	(22,000)
Net Cash provided by (used by) Investing Activities	(70,471)	(22,000)
FINANCING ACTIVITIES		
Stock Buybacks	(56,133)	(36,667)
Proceeds from The Sale of Common Stock	1,823,542	1,115,992
PPP Loan	56,250	-
Subscription Payable	92,500	100,000
Note Payable	56,133	36,667
Convertible Note	20,000	-
Net Cash provided by (used in) Financing Activities	1,992,292	1,215,992
Cash at the beginning of period	132,315	43,045
Net Cash increase (decrease) for period	(62,181)	89,270
Cash at end of period	70,134	132,315

Statement of Changes in Shareholder Equity

	Common Stock		Treasury Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	901,663	-	-	-	601,826	(293,713)	308,113
Issuance of Common Stock	121,933	-	-	-	1,115,992	-	1,115,992
Stock buyback	(18,333)	-	18,333	(36,667)	-	-	(36,667)
Net Income (Loss)	-	-	-	-	-	(1,354,789)	(1,354,789)
Ending Balance 12/31/2019	1,005,263	-	18,333	(36,667)	1,717,818	(1,648,502)	32,649
Issuance of Common Stock	96,275	-	-	-	1,823,542	-	1,823,542
Options Vested	-	-	-	-	191,546	-	191,546
Stock buyback	(28,067)	-	28,067	(56,133)	-	-	(56,133)
Net Income (Loss)	-	-	-	-	-	(2,115,927)	(2,115,927)
Ending Balance 12/31/2020	1,073,471	-	46,400	(92,800)	3,732,906	(3,764,429)	(124,324)

Smart Eye Technology, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Smart Eye Technology, Inc. ("the Company") was formed in Georgia on January 11th, 2018. The Company plans to earn revenue using a SAAS platform leveraging continuous and multi-level biometric security platform that prevents screen snooping and unauthorized access to files. The Company's headquarters is in Atlanta, Georgia. The Company's customers will be located throughout the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Computer Equipment	2-3	19,379	4,099	-	15,280
Computer Software	3	5,600	1,035	-	4,565
Furniture & Fixtures	-	1,434	-	-	1,434
Grand Total	**-**	**26,413**	**5,134**	**-**	**21,279**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Royalty Payments

In November 2019, the Company entered into a Contractor Confidentiality and Work Product Agreement with an independent contractor ("Contractor") for services rendered to the Company. This Contractor is currently engaged with the Company to create its product; any and all research & development, materials, deliverables, etc. created by the Contractor and associated with the commissioned product is owned by the Company.

However, any prior, current or future-developed work product developed strictly by the Contractor for itself or parties other than the Company whose technology or components may be utilized within the Company's commissioned work product is subject to a perpetual, irrevocable and worldwide licensing agreement.

Should the Company exercise its right to use, sell, distribute, etc. the Contractor's work product as part of, or in combination with the Company's commissioned work product, then the Company shall be subject to the following royalty payments payable to the Contractor:

(A) 7.5% on annual gross license revenue <$1M
(B) 6.5% on annual gross license revenue >$1M to <$2M
(C) 5.75% on annual gross license revenue >$2M to <$5M
(D) 5% on annual gross license revenue >$5M

In March 2020, the Company entered into a Collaboration Agreement with a third party that provides data privacy solutions. The third party granted the Company a limited and royalty-bearing license to use its software and integrate it with the Company's software, creating a bundled subscription-based service. The Company shall pay the thirs party revenue share payments generated from this bundled service within 10 days of the end of each quarter in the amounts set forth below:

(A) 10% on annual shared revenue of up to $1M
(B) 8% on annual shared revenue of >$1M to $2M
(C) 6% on annual shared revenue of >$2M to $5M
(D) 5% on annual shared revenue of $5M+

Furthermore, the Company shall pay the third party a 15% commission of each end user's purchase of this bundled subscription-based service within 30 days of the end of each month for the first year of this license agreement.

<u>Other Income</u>

In addition to the terms of the agreement with the third party Corporation disclosed above in the "Royalty Payments" note, the third party shall pay the Company monthly "Integration Payments" of $60,000 for a period of 5 months for the purposes of supporting the process of integrating the third party's software and technology into the bundled subscription-based service. This total payment of $300,000 over the course of 5 months is reflected on the Statement of Operations as of December 31, 2020.

<u>Equity Based Compensation</u>

During 2018, the Company established a phantom stock plan. The cash is paid to the holder of the phantom stock upon 100% change of control of the voting stock or sale or 100% the assets of the Company. The Company granted 10,000 units of phantom stock which is valued per unit based on a Common Stock share price. The Company has recognized compensation expense related to the phantom stock of $220,000 during the year ended December 31, 2019. The Company recognized a related liability of $250,000 as of December 31, 2019 and 2020.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company recognizes the fair value of its options using the Black Scholes model using the following key inputs:

Fair Value of the Company's stock: $25
Strike Price: $25
Term: 10 years
Volatility: 0%
Risk Free Rate: .94%

The Company recognized $191k in expenses in 2020 related to options vested during the period which is reflected in General and Administrative Expenses.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**
Granted	85,400	$25.00
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2020	85,400	$25.00
Options exercisable, December 31, 2020	95,400	$25.00

	Nonvested Options	**Weighted Average Fair Value**
Granted	85,400	$ 2.24
Vested	85,400	$ 2.24
Forfeited	-	-
Nonvested options, December 31, 2020	-	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2020 and 2019, the Company had paid $882,580 and $595,000, respectively for services performed by a shareholder's company.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes – During 2020, the Company has entered into a convertible note agreement for the purposes of funding operations. The interest on the note was 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2020 to 2022. The notes are convertible into shares of the Company's common stock at specific price during a change of control or qualified financing event.

During 2019 and 2020, the Company entered into loan agreements totaling $92,800 with an interest rate of 5.5% and maturity dates in 2021 and 2022. The loans are related to the repurchase of Common Stock which resulted in the Treasury Stock balances for the Company. The total balance of these loans was $97,474 and $36,667 as of December 31, 2020 and 2019, respectively.

In May 2020, the Company obtained a Paycheck Protection Program (PPP) loan for $56,250 with an interest rate of 1% and maturity date of May 2022. This loan is not secured. The ending balance of this loan was $56,250 as of December 31, 2020. The Company has applied for forgiveness and is awaiting determination by the SBA.

The Company obtained a note payable for $11,574 related to financing for the Company's corporate insurance. The note bears an interest rate of 7% per annum and matures on August 15, 2021. The balance was $10,295 as of December 31, 2020.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	104,490
2022	76,133
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 5,000,000 of common shares with no par value. 1,005,263 and 1,073,471 shares were issued and outstanding as of 2019 and 2020, respectively.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

The Company repurchased 18,333 and 28,067 shares of common stock during 2019 and 2020, respectively. The repurchase of aforementioned shares resulted in the debt outlined in "Note 5 – Debt" with an initial principal of $92,800.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 15, 2021, the date these financial statements were available to be issued.

The Company issued $300k in convertible notes accruing interest at 10% due 2023.

The Company sold an additional 155,535 shares of Common Stock.

The Company is in the process of launching a crowdfunding campaign to raise operating capital.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations, realized losses every year since inception and may continue to generate losses, and has negative cashflows from operations.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Smart Eye Technology

Technology for your eyes only



SMART EYE TECHNOLOGY®
TECHNOLOGY FOR YOUR EYES ONLY®

Website | Peachtree Corners, GA | MOBILE

$0.00 raised

0 Investors	$49.5M Valuation
$35.00 Price per Share	$315.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Smart Eye Technology is one of the world's only all-in-one screen privacy and file sharing platforms that protects confidential information while preventing cyber fraud and data leaks. It protects businesses that share highly sensitive files such as financials, legal contracts, wiring instructions, employee information, new innovation ideas, and more. Whether sharing internally with employees, working on-site or remotely, or externally with vendors or customers, Smart Eye Technology provides unprecedented data and information security.

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Reasons to Invest

- Smart Eye Technology leverages a ground-breaking combination of tech and AI to bring about unparalleled security.
- The global document management services market size was $34.21 billion in 2019 and is projected to reach $57.56 billion by 2027.*
- The company is spearheaded by a seasoned CEO with over 20 years of experience.

*Source

OVERVIEW

The next generation of document management security



An all-in-one screen privacy & secure file sharing platform
Block unauthorized users
Share and receive files
E-sign documents
Monitor files anytime
Safeguard files

You can rely on Smart Eye Technology to deliver continuous control and protection when and where you need it. Smart Eye Technology allows you to share, receive, view, monitor file activity and e-sign documents anytime, anywhere from any type of device. Not only does Smart Eye Technology safeguard files you view on your devices, it protects the privacy and security of files you share on the receiver's devices by blocking the view of unauthorized users trying to sneak a peek from behind. We are in full-scale production of our service.


GETTING STARTED WITH SMART EYE TECHNOLOGY
ON YOUR COMPUTER IS EASY
SMART EYE TECHNOLOGY

THE PROBLEM

Companies throughout the world are victims to cyber fraud

The amount of money that corporations throughout the world lose to cyber fraud is almost unfathomable. According to the Association of Certified Fraud Examiners, the money lost by businesses to fraudsters amounts to over $3.5 trillion each year. That number is higher than most countries' GDPs. (Source)

Fraudsters throughout the internet are becoming more sophisticated at leaking, sharing, copying or seeing sensitive corporate information from the screen on a receiver of a document. In the digital age we live in, document management security is becoming an increasingly important premium. No matter what size your organization is, intellectual property is your most valuable asset, and the best way to protect your assets is to invest in a thorough security platform.

THE SOLUTION

We take fraudsters out of the equation



Maintain complete control of your company's sensitive business information

Authenticate file receiver identity

Retain file privacy on receiver's end

Restrict access to shared files

Verify e-signer identities

Protect data in flight and at rest

Mitigate data risk in use

Control user access

Manage secure onboarding

Smart Eye Technology allows the sender of a document to have full control over how long the receiver can have access to a document. Our technology allows the sender to control which location the document can be viewed, if the document can be shared inside the platform with another person or not, and if the document can be downloaded or not. Even better, Smart Eye blocks the end user's screen if multiple faces are detected in the camera.

Protect your sensitive documents from leaking, unwanted viewing or sharing

Retain Privacy

Ensure sensitive files stay private with biometric-verified file access and continuous protection against 'shoulder surfers'

Share

Use our mobile or desktop app to share document with your stakeholders

Control Access

Monitor in real time what's happening with your documents and control their accesses

Smart Eye Technology uses facial, finger print, and voice recognition to allow access to a document. We use continuous facial recognition to verify that only the user's face is looking at the document at all times.

Our SAAS business model can be broken down to three simple components. The first component is the individual mobile app user where users pay between $9.99 - 29.99 per month depending on their data storage usage. Secondly, we offer a small and medium business plan for $29.99 per user per month. Lastly, we offer an enterprise licensing plan that is negotiated per enterprise.

OUR TRACTION

We are primed for success

As of now, we have over 24,000 downloads of our mobile app. Moreover, we currently have 2 of the world's largest companies currently doing a Proof of Concept as of October 1st 2021. We are working towards this Proof of Concept being our grand introduction to the corporate space. Lastly, we have benefitted from press coverage from well known brands such as Samsung, SmallBizDaily, and AIAuthority.

Trusted Partners

Adobe | Adobe Sign | SAMSUNG | ABSOLUTE

Press Coverage

SAMSUNG | AiTHORITY | smallbizdaily

THE MARKET

Our tech is self-governing to keep your information safe


$34B
2019
$57B
2027 (Forecasted)
Global Document Management Services Market

Source

Smart Eye Technology utilizes a proprietary Unbreakable eXchange Protocol (UXP) technology that is self-keyed, self-governing and self-protected at the data level. We created an advanced yet simple Control Panel for real-time actionable data and insights into all documents shared within your organization and with other organizations approved for communications in your platform.


Utilizing Unbreakable eXchange Protocol (UXP) technology
Uses continuous facial recognition authentication
Warning signs to prevent unauthorized viewing
WARNING

Unlike other solutions that utilize one-time log-in verification, Smart Eye Technology uses continuous facial recognition authentication for as long as a document is open in the platform. If you walk away from your device or your face goes undetected, a warning sign pops up to prevent unauthorized viewing. If an unauthorized face is captured looking at the document on your screen, a warning sign pops up to block their view and alert you.

WHY INVEST

Help us reform document security



Simply put, there's no reason why companies should be losing the amount of money to fraudsters that they're currently losing. We at Smart Eye Technology have figured out a way to cut that number down to a minimum by ensuring only the right people have access to your information. With the proper funding, we could scale Smart Eye Technology to become a global force that all but takes fraudsters out of the equation. Join us on our journey to become the leading face of document security, and become a shareholder in Smart Eye Technology.

In the Press

ATLANTA BUSINESS CHRONICLE

FEATURED ON BIOMETRIC UPDATE.COM

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Meet Our Team



Dexter Caffey

CEO & Director

Dexter Caffey founded Smart Eye Technology, Inc. in January 2018. Through his firm, Caffey Investment Group, Mr.Caffey has spent the past 20 years working with major publicly traded U.S. companies. During this time, he helped institutional clients access financial platforms to hedge their portfolio risk and to reduce cost.

While on a business trip to Israel in the fall of 2017, Mr. Caffey was speaking with a cybersecurity professional and noticed he could see every application on the phone of that individual. He thought to himself, "What if we could create software for documents and devices that use 'continuous identification' that will shut off for any unauthorized 'iris' or 'face' viewing that document or screen?" Mr. Caffey immediately connected with an Israeli biometrics technology firm for the creation of this software.

Mr. Caffey grew up in Youngstown, Ohio. He currently lives in Atlanta, Georgia with his wife. He is a volunteer at the Jewish Federation of Greater Atlanta and the non-profit organization Conexx, the American-Israel Chamber of Commerce.

Education:

Degree in Finance from Youngstown State University

20 years of alternative investments experience

Brought major publicly traded corporate clients to the firm



Allison Toich

Corporate Secretary & Human Resources

Allison joined the company in 2019. Allison came from the restaurant industry where she worked with customers. She was the first employee at Smart Eye Technology. She serves as the Company's Corporate Secretary and also is involved with running Human Resources for the company.

Offering Summary

Company	Smart Eye Technology, Inc.
Corporate Address	107 Technology Parkway, Peachtree Corners, GA 30092
Offering Minimum	$9,975.00
Offering Maximum	$1,069,950.00
Minimum Investment Amount (per investor)	$315.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	285
Maximum Number of Shares Offered	30,570
Price per Share	$35.00
Pre-Money Valuation	$49,454,055.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Smart Eye Technology, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 10 shares of Common Stock at $31.80 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $318. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We're always on the move. How we live and work have blended together, and our mobile devices are empowering us to stay on top of it all with the click of a button, but this convenience of working in so many environments can come at a price. Our security. With Smart Eye Technology, you can easily protect your documents and files from unauthorized access. Based on the most powerful forms of biometric security including facial, fingerprint, and voice recognition, Smart Eye ensures your confidential information can only be viewed by the users you've assigned. Giving you 100% control of your files with no chance of unintended views. Files can then be sent, retrieved, and tracked securely in the Smart Eye app. With Smart Eye technology, your confidential information is safe, and your peace of mind restored. Learn more at getsmarteye.com.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.